Exhibit 99.1

No. 1/09

IAMGOLD Expands Presence in West Africa and Announces
Appointment of Senior Vice President, African Operations

Toronto, Ontario, January 8, 2009 – IAMGOLD Corporation (“IAMGOLD”) is pleased to announce the appointment of Brian Chandler as Senior Vice President, African Operations.   Brian will lead the expansion of IAMGOLD’s presence on the African continent, in the role of Managing Director, IAMGOLD Africa.

Brian is a professional engineer with 25 years’ experience in many aspects of the mining industry, working in both underground and open pit mining operations and development projects in Canada, Ireland and Africa.  He has been a consultant to IAMGOLD over the past 8 months and was instrumental in the operational improvements at our Mupane gold mine in Botswana, where costs were significantly reduced this year through efficiencies; cash operating costs of US$408/oz for the nine months ended September 30, 2008 compared with US$572/oz a year earlier.

Brian will be establishing an IAMGOLD Corporate Office in Africa, initially in Dakar, from which he will be responsible for IAMGOLD’s African operations and for building relationships with joint venture partners, governments and local communities.  Brian will also take the lead in driving IAMGOLD’s growth strategy in West Africa, one of IAMGOLD’s key focus areas.

IAMGOLD currently has interests in two gold mines in Mali, two in Ghana and one in Botswana.   In 2008, about half of IAMGOLD’s global gold production was from these African operations.

Moving forward, IAMGOLD will further its position as a leading gold player in West Africa upon completion of the recently announced transaction with Orezone Resources Inc. (“Orezone”). Under the proposed transaction, IAMGOLD would acquire, via a plan of arrangement, all of the outstanding common shares of Orezone Resources Inc. in a supported, all-share transaction (the “Transaction”).  Completion of the Transaction is expected in late February, subject to, among other things, the approval by the shareholders of Orezone at a special meeting of shareholders of Orezone, and final court approval.

On completion, IAMGOLD would own a 90% interest in the fully permitted, 4 million ounce Essakane gold project, located in Burkina Faso, West Africa, with the Burkina Faso Government holding the remaining 10%.  Construction commenced in September of 2008 for a mine that will contribute average gold production of over 300,000 ounces per year over a minimum nine-year mine life.  Full production is anticipated in late 2010.  IAMGOLD’s newly appointed Managing Director, IAMGOLD Africa, Brian Chandler will play a leading role in the integration and construction of the Essakane gold project.

“We are pleased to have an experienced mining executive join us to further establish our presence in West Africa.  Brian further expands our executive team and has the mining expertise and experience to deliver on our aggressive growth objectives in Africa,” commented Joseph Conway, IAMGOLD’s President & CEO.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4712 Toll-free: 1-888-IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.